===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                               (Amendment No. 3)*


                             EVOLVE SOFTWARE, INC.
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   30049P104
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                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                     Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                   Copies to:
                            Francis S. Currie, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                          Menlo Park, California 94025
                                 (650) 752-2000

                                October 9, 2001
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            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                  (Continued on following pages)

CUSIP No. 30049P104                   13D
------------------
      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Warburg Pincus Private Equity VIII, L.P.             I.R.S. #13-416869
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                                        7        SOLE VOTING POWER
                                                 0
               NUMBER OF SHARES        -----------------------------------------
          BENEFICIALLY OWNED BY EACH    8        SHARED VOTING POWER
            REPORTING PERSON WITH                50,003,298(1)
                                       -----------------------------------------
                                        9        SOLE DISPOSITIVE POWER
                                                 0
                                       -----------------------------------------
                                       10       SHARED DISPOSITIVE POWER
                                                 50,003,298(1)
                                       -----------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          50,003,298(1)
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [ ]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          52.8%(2)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]
--------------------------------------------------------------------------------



--------

     (1) Includes 30,000,000 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock, 20,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the remaining Preferred Stock Warrant and Common Stock Warrants (discussed in Items 3-5) and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (2) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of January 31, 2002 (as represented by the issuer in its 10-Q filed with the Securities and Exchange Commission on February 14, 2002) including shares issuable upon conversion of Series A Preferred stock issued and outstanding on the date hereof and shares issuable within 60 days to the Reporting Persons.

CUSIP No. 30049P104                  13D
------------------
--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Warburg Pincus & Co.                                I.R.S. #13-6358475
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   SOURCE OF FUNDS*
          N/A
--------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
--------------------------------------------------------------------------------
                                        7       SOLE VOTING POWER
                                                0
                                       -----------------------------------------
               NUMBER OF SHARES         8       SHARED VOTING POWER
          BENEFICIALLY OWNED BY EACH            50,003,298(1)
            REPORTING PERSON WITH      -----------------------------------------
                                        9       SOLE DISPOSITIVE POWER
                                                0
                                       -----------------------------------------
                                       10       SHARED DISPOSITIVE POWER
                                                50,003,298(1)
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          50,003,298(1)
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      [ ]

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          52.8%(2)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          PN

--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]
--------------------------------------------------------------------------------



--------

     (1) Includes 30,000,000 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock, 20,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the remaining Preferred Stock Warrant and Common Stock Warrants (discussed in Items 3-5) and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (2) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of January 31, 2002 (as represented by the issuer in its 10-Q filed with the Securities and Exchange Commission on February 14, 2002) including shares issuable upon conversion of Series A Preferred Stock issued and outstanding on the date hereof and including shares issuable within 60 days to the Reporting Persons.

     CUSIP No. 30049P104              13D
------------------------

      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Warburg Pincus LLC                                  I.R.S. #13-3536050
--------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   SOURCE OF FUNDS*
          N/A
--------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              0
                                       -----------------------------------------
              NUMBER OF SHARES          8     SHARED VOTING POWER
       BENEFICIALLY OWNED BY EACH             50,003,298(1)
         REPORTING PERSON WITH         -----------------------------------------
                                        9     SOLE DISPOSITIVE POWER
                                              0
                                       -----------------------------------------
                                       10     SHARED DISPOSITIVE POWER
                                              50,003,29
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          50,003,298(1)
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          52.8%(2)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]
--------------------------------------------------------------------------------



--------

     (1) Includes 30,000,000 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock, 20,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the remaining Preferred Stock Warrant and Common Stock Warrants (discussed in Items 3-5) and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (2) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of January 31, 2002 (as represented by the issuer in its 10-Q filed with the Securities and Exchange Commission on February 14, 2002) including shares issuable upon conversion of Series A Preferred stock issued and outstanding on the date hereof and including shares issuable within 60 days to the Reporting Persons.

     This Amendment No. 3 ("Amendment No. 3") to that certain statement on
Schedule 13D of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons") filed on October 3, 2001 (the "Original Statement") and amended on October 17, 2001 and February 4, 2002 (the "Amended Statements" and together with the Original Statement, the "Statement") hereby amends and restates the Statement as provided herein. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Statement. This Amendment is being filed to reflect the exercise by WP VIII of a warrant to purchase 500,000 shares of Series A Preferred Stock and the issuance to WP VIII of a warrant to purchase 2,500,000 shares of Common Stock.

     Items 3 and 5 of the Statement are hereby amended and restated in their entirety as follows:

     Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to the Series A Preferred Stock Purchase Agreement (the "Purchase Agreement") attached hereto as Exhibit 2, dated as of September 23, 2001, by and between WP VIII, the Company and certain other investors named in the Schedule of Purchasers to the Purchase Agreement, (1) WP VIII purchased 1,000,000 shares of the Company's Series A Preferred Stock (the "Series A Preferred Stock") at a price of $10 per share, with the purchase price paid in cash on October 9, 2001 (the "Closing Date"); (2) the Company issued to WP VIII two warrants to purchase up to an aggregate of 1,000,000 additional shares of Series A Preferred Stock at a price of $10 per share in cash, which warrants are exercisable for up to one year after the Closing Date in certain circumstances, in the forms attached hereto as Exhibit 3 ("Preferred Stock Warrants"); (3) the Company issued to WP VIII a warrant to purchase up to 5,000,000 shares of Common Stock at a price of $1.00 per share in the form attached hereto as Exhibit 4 ("Common Stock Warrant") and (4) the Company agreed to grant to WP VIII additional Common Stock Warrants to purchase that number of shares of Common Stock equal to 25% of the number of shares of Common Stock into which the shares of Series A Preferred Stock issued upon exercise of the Preferred Stock Warrants are convertible, at the time such Preferred Stock Warrants are exercised. Each share of Series A Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.50, or at an initial conversion rate of 20 shares of Common Stock for each share of Series A Preferred Stock converted, subject to certain adjustments as set forth in the Certificate of Designation of Series A Preferred Stock of the Company, attached hereto as Exhibit 5 (the "Certificate of Designation").

     On March 25, 2002, WP VIII exercised a Preferred Stock Warrant to purchase 500,000 shares of Series A Preferred Stock (the "March 25 Preferred Stock Warrant") at a price of $10 per share, for an aggregate purchase price of $5,000,000. In connection with the exercise and pursuant to the terms of the Purchase Agreement, the Company issued WP VIII a new Common Stock Warrant to purchase 2,500,000 shares of Common Stock at a purchase price of $1.00 per share, in the form attached hereto as Exhibit 4.

     The total amount of funds used to purchase the Series A Preferred Stock pursuant to the Purchase Agreement and the March 25 Preferred Stock Warrant was $15,000,000 and was furnished from the working capital of WP VIII. If WP VIII elects to exercise the remaining Preferred Stock Warrant in full, the total amount of funds that will be required to purchase the additional shares of Series A Preferred Stock issuable upon such exercise will be $5,000,000, which will be furnished from the working capital of WP VIII. If WP VIII elects to exercise the Common Stock Warrants in full for cash, the total amount of funds that will be required to purchase the Common Stock pursuant to such warrants will be $7,500,000 ($10,000,000 if the remaining Preferred Stock Warrant is exercised in full), which will be provided from the working capital of WP VIII. However, the Common Stock Warrants provide WP VIII the option to convert such warrants on a cashless basis by electing to have the Company withhold a number of shares otherwise issuable upon exercise of the Warrants that is equal in value at the time of conversion to the aggregate exercise price of the Common Stock Warrants. WP VIII has not made any determination as to whether it would exercise the Common Stock Warrants, if at all, either for cash or on a cashless basis. Except as otherwise expressly stated, all shares are reported on a common stock equivalent basis, assuming that all warrants issued or issuable pursuant to the Purchase Agreement are exercised in full for cash.

     Item 5. Interest in Securities of the Issuer.

     (a) Assuming (i) exercise of the remaining Preferred Stock Warrant issued to WP VIII; (ii) full conversion of the shares of Series A Preferred Stock issued to WP VIII at the closing and upon exercise of the March 25 Preferred Stock Warrant and issuable pursuant to the remaining Preferred Stock Warrant and (iii) full exercise for cash of all Common Stock Warrants issued to WP VIII at the closing and upon exercise of the March 25 Preferred Stock Warrant and issuable upon exercise of the remaining Preferred Stock Warrant, WP VIII may be deemed to beneficially own 50,000,000 shares of Common Stock, representing approximately 52.7% of the outstanding shares of Common Stock, based on the 44,729,867 shares of Common Stock outstanding as of January 31, 2002 (which number was represented by the Company in its 10-Q filed with the Securities and Exchange Commission on February 14, 2002), calculated in accordance with Rule 13d-3 under the Exchange Act. By reason of their respective relationships with WP VIII and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to own beneficially 50,000,000 shares of Common Stock, representing approximately 52.7% of the outstanding Common Stock. Until such time as the Common Stock Warrant and the Preferred Stock Warrants are exercised, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock issuable thereon.

     One Member and Managing Director of WP LLC and Partner of WP owns approximately 3,298 shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of these shares.

     (b) WP and WP LLC share with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of the 50,003,298 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (c) Other than as set forth in Item 4 hereof, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedule I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)   Not applicable.

     Item 7. Material to be Filed as Exhibits

     1.   Joint Filing Agreement*

     2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and between the Company, WP VIII and certain other persons.*

     3. Form of Form A Subscription Warrant and Form of Form B Subscription Warrant.*

     4.   Form of Warrant to Purchase Shares of Common Stock, as amended.

     5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc. *

     6. Form of Preemptive Rights Agreement between the Company, WP VIII and certain other persons.*

     7.   Power of Attorney.*

     -----------------
     * Previously filed

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 5, 2002                   WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                            By:  /s/ Scott Arenare
                                                 -------------------------------
                                                 Name:  Scott Arenare
                                                 Title: Partner


Dated:  April 5, 2002                   WARBURG PINCUS & Co.

                                            By:  /s/ Scott Arenare
                                                 -------------------------------
                                                 Name:  Scott Arenare
                                                 Title: Partner


Dated:  April 5, 2002                   WARBURG PINCUS LLC

                                            By:  /s/ Scott Arenare
                                                 -------------------------------
                                                 Name:  Scott Arenare
                                                 Title: Managing Director

                                 Exhibit Index


1.   Joint Filing Agreement*

2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and between the Company, WP VIII and certain other persons.*

3.   Form of Form A Subscription Warrant and Form of Form B Subscription
     Warrant.*

4.   Form of Warrant to Purchase Shares of Common Stock, as amended.

5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc. *

6. Form of Preemptive Rights Agreement between the Company, WP VIII and certain other persons.*

7.   Power of Attorney.*

-----------------
* Previously filed

                                                                      Exhibit 4


THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.


                                    WARRANT
                     To Purchase Shares of Common Stock of
                             Evolve Software, Inc.

                                                                   Number:_____

THIS CERTIFIES that, for value received Warburg Pincus Private Equity VIII, L.P., is entitled, upon the terms and subject to the conditions hereinafter set forth, to purchase from Evolve Software, Inc., a Delaware corporation (the "Company"), that number of fully paid and nonassessable shares of the Company's Common Stock, par value $0.001 per share ("Common Stock") at the purchase price per share as set forth in Section 1 below ("Exercise Price"). The number of shares and Exercise Price are subject to adjustment as provided in Section 10 hereof.

      Section 1.   Number of Shares; Exercise Price; Term.

      1.1 Subject to adjustments as provided herein, this Warrant is exercisable for up to 2,500,000 shares (the "Shares") of the Company's Common Stock for an aggregate purchase price of $2,500,000, or a purchase price of $1.00 per share.

      1.2 Subject to the terms and conditions set forth herein, this Warrant shall be exercisable during the term commencing on the date hereof and ending on the seventh anniversary of the date of this Warrant, and shall be void thereafter.

      Section 2. Title to Warrant. This Warrant and all rights hereunder are transferable, in whole or in part, at the office or agency of the Company by the holder hereof in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed.

      Section 3.   Exercise or Conversion of Warrant.

      3.1 The purchase rights represented by this Warrant are exercisable by the registered holder hereof, in whole or in part, at any time, or from time to time, during the term hereof as described in Section l above, by the surrender of this Warrant and the Notice of Exercise or Conversion annexed hereto duly completed and executed on behalf of the holder hereof, at the office of the Company in Emeryville, California (or such other office or agency of the Company as it may designate by notice in writing to the registered holder hereof at the address of such holder appearing on the books of the Company), and subject to Section 3.2 hereof, upon payment of the purchase price of the shares thereby purchased in cash or check acceptable to the Company, whereupon the holder of this Warrant shall be entitled to receive a certificate for the number of shares so purchased and, if this Warrant is converted in part, a new Warrant for the remaining portion of this Warrant.

      3.2 Notwithstanding any provisions herein to the contrary, if the Fair Market Value (as hereinafter defined) is greater than the Exercise Price (at the date of calculation, as set forth below), in lieu of exercising this Warrant as hereinabove permitted, the holder may elect to convert this Warrant, in whole or in part, into shares of Common Stock equal to the value (as determined below) of the exercised portion of this Warrant by surrender of such portion of this Warrant for conversion at the office of the Company referred to in Section 3.1 above, together with the Notice of Exercise or Conversion, in which event the Company shall issue to the holder that number of shares of Common Stock computed using the formula below and, if this Warrant is converted in part, a new Warrant for the remaining portion of this Warrant.

                                                CS = WCS x (FMV-EP)
                                                        FMV
Where, for purposes of this Section 3.2

      CS equals the number of shares of Common Stock to be issued to the holder

      WCS equals the number of shares of Common Stock purchasable under the Warrant which are to be converted by the holder

      FMV equals the Market Price, as defined in Section 10, of one share of the Company's Common Stock

      EP equals the Exercise Price (as adjusted to the date of such calculation).

      3.3 The Company agrees that, upon exercise or conversion of this Warrant in accordance with the terms hereof, the shares so purchased shall be deemed to be issued to such holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been exercised or converted. The parties intend that in the event this Warrant is converted into shares of Common Stock pursuant to Section 3.2 above, the holder be entitled to "tack" the holding period of this Warrant to the holding period of the shares issued upon such conversion for purposes of the holding period requirements of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Certificates for shares purchased hereunder and, on partial exercise or conversion of this Warrant, a new Warrant for the unexercised portion of this Warrant shall be delivered to the holder hereof as promptly as practicable after the date on which this Warrant shall have been exercised or converted.

      3.4 The Company covenants that all shares which may be issued upon the exercise of rights represented by this Warrant will, upon exercise of the rights represented by this Warrant and payment of the Exercise Price or surrender of the appropriate number of Shares, be fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously or otherwise specified herein).

      3.5 The Company will reserve and keep available free from preemptive rights, out of its authorized but unissued shares of Common Stock, the full number of Shares deliverable upon the exercise of this Warrant in full. The Company or, if appointed, a transfer agent (a "Transfer Agent") will be irrevocably authorized and directed at all times to reserve such number of authorized shares of Common Stock as are required for such purpose. The Company will keep a copy of this Warrant on file with each Transfer Agent. The Company will furnish such Transfer Agent with a copy of all notices of adjustments and certificates related thereto which are transmitted to the holder pursuant to Section 11 hereof.

      Section 4. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise or conversion of this Warrant. In lieu of any fractional share to which such holder would otherwise be entitled, such holder shall be entitled, at its option, to receive either (i) a cash payment equal to the excess of fair market value for such fractional share above the Exercise Price for such fractional share (as mutually determined by the Company and the holder) or (ii) a whole share if the holder tenders the Exercise Price for one whole share.

      Section 5. Charges, Taxes and Expenses. Issuance of certificates for shares upon the exercise or conversion of this Warrant shall be made without charge to the holder hereof for any issue or transfer tax or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the holder of this Warrant or in such name or names as may be directed by the holder of this Warrant; provided, however, that in the event certificates for shares are to be issued in a name other than the name of the holder of this Warrant, this Warrant when surrendered for exercise or conversion shall be accompanied by the Assignment Form attached hereto duly executed by the holder hereof and the Notice of Exercise or Conversion duly completed and executed and stating in whose name and certificates are to be issued; and provided further, that such assignment shall be subject to applicable laws and regulations. Upon any transfer involved in the issuance or delivery of any certificates for shares of the Company's securities, the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

      Section 6. No Rights as Shareholders. This Warrant does not entitle the holder hereof to any voting rights, dividend rights or other rights as a shareholder of the Company prior to the exercise or conversion hereof.

      Section 7. Exchange and Registry of Warrant. The Company shall maintain a registry showing the name and address of the registered holder of this Warrant. This Warrant may be surrendered for exchange, transfer, exercise or conversion in accordance with its terms, at the office of the Company, and the Company shall be entitled to rely in all respects, prior to written notice to the contrary, upon such registry.

      Section 8.  Loss, Theft, Destruction or Mutilation of Warrant. Upon

        receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor and dated as of such cancellation, in lieu of this Warrant.

      Section 9. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday or a Sunday or shall be a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday or a Sunday or a legal holiday.

      Section 10. Adjustment of Exercise Price. The Exercise Price and the number of Warrant Shares issuable on Exercise of each Warrant are subject to adjustment from time to time as described in this Section
        10. All calculations under this Section 10 will be made to the nearest one-hundredth of a cent or to the nearest one-hundredth of a share, as the case may be.

      10.1 Antidilution Adjustments. Subject to Section 10.3, the following adjustments shall be made:

      (a) Common Stock Issued at Less than Market Value. If the Company issues or sells any Common Stock other than Excluded Stock (as defined in Section 10.4) without consideration or for consideration per share less than the Market Price (as defined in Section 10.4) (provided, however, that no sale of securities pursuant to a bona fide underwritten public offering will be deemed to be for less than Market Price), as of the day of such issuance or sale, the Exercise Price in effect immediately prior to each such issuance or sale will immediately (except as provided below) be reduced to the price determined by multiplying the Exercise Price, in effect immediately prior to such issuance or sale, by a fraction, (x) the numerator of which shall be the sum of (i) the number of shares of Common Stock issued and outstanding immediately prior to such issue, (ii) the number of shares of Common Stock issuable upon conversion of shares of Preferred Stock outstanding immediately prior to such issue,
           (iii)the number of shares of Common Stock issuable upon exercise of outstanding in-the-money Options and conversion of outstanding in-the-money Convertible Securities prior to such issue and (iv) the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of such additional shares of Common Stock so issued or sold would purchase at the Market Price on the last trading day immediately preceding such issuance or sale and (y) the denominator of which shall be (i) the number of shares of Common Stock issued and outstanding immediately prior to such issue, (ii) the number of shares of Common Stock issuable upon conversion of shares of Preferred Stock outstanding immediately prior to such issue, (iii)the number of shares of Common Stock issuable upon exercise of outstanding in-the-money Options and conversion of outstanding in-the-money Convertible Securities prior to such issue, and (iv) the number of shares of Common Stock so issued or sold. In such event, the number of Shares issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (A) the number of Shares issuable upon the exercise of this Warrant before such adjustment, and (B) the Exercise Price in effect immediately prior to the issuance giving rise to this adjustment by (y) the new Exercise Price determined in accordance with the immediately preceding sentence. For the purposes of any adjustment of the Exercise Price and the number of Shares issuable upon exercise of each Warrant pursuant to this Section 10.1(a), the following provisions shall be applicable:

      (1) In the case of the issuance of Common Stock for cash, the amount of the consideration received by the Company shall be deemed to be the amount of the cash proceeds received by the Company for such

           Common Stock before deducting therefrom any discounts or commissions allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof.

      (2) In the case of the issuance of Common Stock (otherwise than upon the conversion of any shares of capital stock or other securities of the Company) for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors, provided, however, that such fair value as determined by the Board of Directors shall not exceed the aggregate Market Price of the shares of Common Stock being issued as of the date the Board of Directors authorizes the issuance of such shares.

      (3) In the case of the issuance of (A) options, warrants or other rights to purchase or acquire Common Stock (whether or not at the time exercisable) or (B) securities by their terms convertible into or exchangeable for Common Stock (whether or not at the time so convertible or exchangeable) or options, warrants or rights to purchase such convertible or exchangeable securities (whether or not at the time exercisable):

      (i) the aggregate maximum number of shares of Common Stock deliverable upon exercise of such options, warrants or other rights to purchase or acquire Common Stock shall be deemed to have been issued at the time such options, warrants or rights are issued and for a consideration equal to the consideration (determined in the manner provided in Sections 10.1(a)(1) and (2)), if any, received by the Company upon the issuance of such options, warrants or rights plus the minimum purchase price provided in such options, warrants or rights for the Common Stock covered thereby;

      (ii) the aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities, or upon the exercise of options, warrants or other rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof, shall be deemed to have been issued at the time such securities were issued or such options, warrants or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options, warrants or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration (determined in the manner provided in Section 10.1(a)(1) and (2)), if any, to be received by the Company upon the conversion or exchange of such securities, or upon the exercise of any related options, warrants or rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof;

      (iii)on any change in the number of shares of Common Stock deliverable upon exercise of any such options, warrants or rights or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the company upon such exercise, conversion or exchange, but excluding changes resulting from the antidilution provisions thereof (to the extent comparable to the antidilution provisions contained herein), the Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect shall forthwith be readjusted to such Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance of such options, warrants or rights not exercised prior to such change, or of such convertible or exchangeable securities not converted or exchanged prior to such change, upon the basis of such change;

      (iv) on the expiration or cancellation of any such options, warrants or rights (without exercise), or the termination of the right to convert or exchange such convertible or exchangeable securities (without exercise), if the Exercise Price and the number of Shares issuable upon exercise of this Warrant shall have been adjusted upon the issuance thereof, the Exercise Price and the number of Shares issuable upon exercise of this Warrant shall forthwith be readjusted to such Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance of such options, warrants, rights or such convertible or exchangeable securities on the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options, warrants or rights, or upon the conversion or exchange of such convertible or exchangeable securities; and

      (v) if the Exercise Price and the number of Shares issuable upon exercise of this Warrant shall have been adjusted upon the issuance of any such options, warrants, rights or convertible or exchangeable securities, no further adjustment of the Exercise Price and the number of Shares issuable upon exercise of this

           Warrant shall be made for the actual issuance of Common Stock upon the exercise, conversion or exchange thereof; provided, however, that no increase in the Exercise Price shall be made pursuant to subclauses (i) and (ii) of this Section 10.1(a)(3).

                Notwithstanding anything to the contrary in this Section 10.1(a), no adjustment will be required in respect of issuances of Common Stock (or options to purchase Common Stock) pursuant to stock options granted prior to the date hereof.

      (b) Certain Repurchases of Common Stock. In case the Company effects a Pro Rata Repurchase (as defined in Section 10.4) of Common Stock, then the Exercise Price shall be reduced to the price determined by multiplying the Exercise Price in effect immediately prior to the effective date of such Pro Rata Repurchase by a fraction of which the numerator shall be (x) the product of (A) the number of shares of Common Stock outstanding immediately before such Pro Rata Repurchase (after giving effect to the conversion of all outstanding in-the-money Convertible Securities and the exercise of all outstanding in-the-money Options) and (B) the Market Price of a share of Common Stock on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase, minus (y) the aggregate purchase price of the Pro Rata Repurchase, and of which the denominator shall be the product of (x) the number of shares of Common Stock outstanding immediately prior to such ProRata Repurchase (after giving effect to the conversion of outstanding all in-the-money Convertible Securities and the exercise of all outstanding in-the-money Options) minus the number of shares of Common Stock so repurchased and (y) the Market Price per share of Common Stock on the trading day immediately preceding the first public announcement of such Pro Rata Repurchase. In such event, the number of Shares issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (A) the number of Shares issuable upon the exercise of this Warrant before such adjustment, and (B) the Exercise Price in effect immediately prior to the Pro Rata Repurchase giving rise to this adjustment by (y) the new Exercise Price determined in accordance with the immediately preceding sentence.

      (c) Business Combinations. Subject to Section 12 hereof, in case of any Change of Control (as defined in Section 10.4) or reclassification of Common Stock (other than a reclassification of Common Stock referred to in Section 10.1(d)), the Shares issued or issuable upon exercise of this Warrant after the date of such Change of Control or reclassification will be exchangeable for the number of shares of stock or other securities or property (including cash) to which the Shares issuable (at the time of such consolidation, merger, sale, lease or conveyance) upon exercise of this Warrant immediately prior to such Change of Control or reclassification would have been entitled upon such Change of Control or reclassification; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the holder shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. In determining the kind and amount of stock, securities or the property receivable upon consummation of such Change of Control, if the holders of Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such Change of Control, then the holder shall have the right to make a similar election upon exercise of this Warrant with respect to the number of shares of stock or other securities or property which the holder will receive upon exercise of this Warrant.

      (d) Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (1) declare a dividend or make a distribution on its Common Stock in shares of Common Stock, (2) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (3) combine or reclassify the outstanding Common Stock into a smaller number of shares, the number of Shares issuable upon exercise of this Warrant at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the holder after such date shall be entitled to purchase the number of Shares which such holder would have owned or been entitled to receive after such date had this Warrant been exercised immediately prior to such date. In such event the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to the number obtained by dividing (x) the product of (A) the number of Shares issuable upon the exercise of this Warrant before such adjustment and (B) the Exercise Price in effect immediately prior to the issuance giving rise to this adjustment by (y) the new number of shares issuable upon exercise of the Warrant determined pursuant to the immediately preceding sentence.

      (e) Other Distributions. In case the Company shall fix a record date for the making of a distribution to all holders of shares of its Common Stock (1) of shares of any class other than its Common Stock or (2) of evidence of indebtedness of the Company or any subsidiary or (3) of assets, or (4) of warrants or similar rights (in each case excluding any dividends or distribution referred to in Section 10.1(d)), in each such case the Exercise Price in effect on the record date will be reduced by an amount equal, in the case of a distribution in cash, to the amount thereof payable per share of the Common Stock, or in the case of any other distribution, to the fair value thereof per share of the Common Stock as determined by the Board of Directors. Such reductions shall take effect on the record date for such distribution. In such event, the number of Shares issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (A) the number of Shares issuable upon the exercise of this Warrant before such adjustment, and (B) the Exercise Price in effect immediately prior to the issuance giving rise to this adjustment by (y) the new Exercise Price determined in accordance with the immediately preceding sentence. In the event that such distribution is not so made, the Exercise Price and the number of Shares issuable upon exercise of this Warrant then in effect shall be readjusted, effective as of the date when the Board determines not to distribute such shares, evidences of indebtedness, assets, rights or warrants, as the case may be, to the Exercise Price that would then be in effect and the number of Warrant Shares that would then be issuable upon exercise of this Warrant if such record date and distribution had not been fixed.

      (f) No adjustment in the Exercise Price or the number of Warrant Shares issuable upon the exercise of each Warrant is required if the amount of the adjustment is less than $0.01 or one-hundredth (1/100th) of a share, as the case may be; provided, however, that any adjustments which by reason of this Section 10.1(f) are not required to be made will be carried forward and given effect in any subsequent adjustment.

      (g) For the purposes of this Section 10.1, the term "shares of Common Stock" shall include (1) the class of stock designated as the Common Stock of the Company at the date hereof or (2) any other class of stock resulting from successive changes or reclassifications of such shares consisting solely of changes in par value, or from no par value to par value.

      (h) Notwithstanding the foregoing, in any case which this Section 10.1 provides that an adjustment becomes effective immediately after a record date for an event, the Company may defer until the occurrence of such event (1) issuing to the holder of any Warrant exercised or converted after such record date and before the occurrence of such event the additional securities issuable upon such exercise or conversion after giving effect to such adjustment and (2) paying to the holder any amount in cash in lieu of any fraction pursuant to
           Section 4.

      (i) If the Company takes any action affecting the Common Stock, other than action described in this Section 10.1, which in the opinion of the Board of Directors of the Company would materially adversely affect the conversion rights of the holder of the Warrants, the Exercise Price for the Warrants and/or the number of Warrant Shares received upon exercise of the Warrant may be adjusted, to the extent permitted by law, in such manner, if any, and at such time, as such Board may determine in good faith to be equitable in the circumstances.

      10.2 Voluntary Adjustment by the Company. The Company may at its option, at any time during the term of the Warrants, reduce the then current Exercise Price or increase the number of Shares for which the Warrant may be exercised to any amount deemed appropriate by the Board of Directors of the Company; provided, however, that if the Company elects to make such adjustment, such adjustment will remain in effect for at least a 15-day period, after which time the Company may, at its option, reinstate the Exercise Price or number of Shares in effect prior to such reduction, subject to any interim adjustments pursuant to Section 10.1.

      10.3 Miscellaneous. Except as provided in Section 10.1, no adjustment in respect of any dividends or other payments or distributions made to holders of securities issuable upon exercise of Warrants will be made during the term of a Warrant or upon the exercise of a Warrant. To the extent (but only to the extent) that the holder's rights hereunder have been protected by the holder's exercise (at holder's election and reasonable allocation) of its preemptive rights under any Pre-Emptive Rights Agreement or similar agreement between the Company and the holder hereof, no adjustments will be made to the Exercise Price or the number of Warrant Shares.

      10.4 Definitions. For purposes hereof, the following terms shall have the following meanings:

                "Change of Control" means (A) (i)the Corporation's sale of all or substantially all of its business, assets or property (including intellectual property) or (ii)any transaction or series of related transactions resulting in a reorganization, merger, or consolidation (whether or not the Corporation is the entity surviving such transaction) in which holders of all voting equity securities of the Corporation immediately prior to such transaction will hold (by reason of their holdings in the Corporation) less than 50% of the voting equity securities of the Corporation or other entity surviving such transaction or (B) a transaction or series of related transactions in which a person or group (as defined in Rule13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Exchange Act")) (excluding Warburg Pincus Private Equity VIII, L.P. and its affiliates) acquires beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) of more than 50% of the voting equity securities of the Corporation.

                "Convertible Securities" means shall mean any evidences of indebtedness, shares (other than Common Stock and Series A Preferred Stock) or other securities convertible into or exchangeable for Common Stock.

                "Excluded Stock" means shares of Common Stock issued or issuable: (i) upon conversion of shares of Series A Preferred Stock of the Company, and upon the issuance of Options, including exercise or conversion of Convertible Securities subject to such Options, issued or issuable pursuant to the terms of the agreement or agreements governing initial issuance and sale of Series A Preferred Stock, or upon exercise or conversion of Options or Convertible Securities outstanding as of the date hereof; (ii) to officers, directors or employees of, or consultants to, the Company pursuant to a stock grant, option plan or purchase plan or other stock incentive program, including without limitation sales of shares to such persons pursuant to restricted stock purchase agreements approved by the Board of Directors; (iii) as a dividend or distribution on the Series A Preferred Stock or in connection with any stock split, stock dividend or similar transaction; (iv) in connection with (1)equipment lease financing transactions with institutions regularly engaged in equipment leasing or (2)bank lending, if such transactions are approved by the Board of Directors, and such issuance is not principally for the purpose of raising additional equity capital for the Company; provided however that the number of shares of Common Stock so excluded in any fiscal year of the Company shall not exceed 0.5% of the number of shares of Common Stock outstanding (determined as of the date of issuance of such shares of Common Stock), after giving effect to the conversion of all outstanding shares Series A Preferred Stock and other "in-the-money" (as such term is defined below) securities convertible into Common Stock unless such grants are approved by a majority of the Series A Directors present and voting; (v) securities issued to customers or joint venture partners or in connection with other strategic alliances approved by the Board of Directors including a majority of the Series A Directors present and voting which involve the grant of licenses or localization, distribution, OEM, bundling, manufacturing or resale rights with respect to the Company's products or technology; (vi) securities issued pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets of the other corporation, or other reorganization approved by the Board of Directors including a majority of the Series A Directors present and voting; (vii) by way of dividend or other distribution on shares of Common Stock excluded from the definition of Additional Shares of Common Stock by the foregoing clauses(i), (ii), (iii), (iv), (v) or
                (v) or on shares of Common Stock so excluded, provided that such issuance is made (x) pursuant to obligations of the Company established in connection with the original issuance of such securities or (y) to all holders of the Company's capital stock in proportion to the number of shares held.

                "In-the-money" Options and Convertible Securities shall be deemed to include all securities exercisable for or convertible into shares of Common Stock with a fair market value equal to or greater than the fair market value of the consideration which must be paid or which must be foregone to effect such exercise or conversion.

                "Market Price" means, with respect to a particular security, on any given day, the average of the daily closing prices for 10 consecutive trading days ending on the trading day prior to the day in question or, in case no such reported sale takes place on such day, the average of the last closing bid and asked prices regular way, in either case on the principal national securities exchange on which the applicable security is listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, (1) the average of the daily closing prices for 10 consecutive trading days commencing on the 5th trading day prior to the day in question reported by the NASDAQ Stock Market if such security is traded over-the-counter and quoted in the NASDAQ Stock Market, or (2) if such security is so traded, but not so quoted, the average of the closing reported bid and asked prices of such security as reported by the NASDAQ Stock Market or any comparable system, or (3) if such security is not listed on the NASDAQ Stock Market or any comparable system, the average of the closing bid and asked prices as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose. If such security is not listed and traded in a manner that the quotations referred to above are available for the period required hereunder, the Market Price per share of Common Stock shall be deemed to be the fair value per share of such security as determined in good faith by the Board of Directors of the Company.

                "Options" means rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

                "Pro Rata Repurchases" means any purchase of shares of Common Stock by the Company or any Affiliate (as defined in the Preferred Stock Purchase Agreement) thereof, other than Warburg Pincus Private Equity VIII, L.P. or any of its affiliates, pursuant to any tender offer or exchange offer subject to
                Section 13(e) of the Exchange Act, or pursuant to any other offer available to substantially all holders of Common Stock, whether for cash, shares of capital stock of the Company, other securities of the Company, evidences of indebtedness of the Company or any other person or any other property (including, without limitation, shares of capital stock, other securities or evidences of indebtedness of a subsidiary of the Company), or any combination thereof, effected while this Warrant is outstanding; provided, however, that "Pro Rata Repurchase" shall not include any purchase of shares by the Company or any Affiliate thereof made directly or indirectly in accordance with the requirements of Rule 10b-18 as in effect under the Exchange Act; and provided further that "Pro Rata Purchase" shall not include any reclassification or combination of Common Stock referred to in Section 10.1(d). The "effective date" of a Pro Rata Repurchase shall mean the date of acceptance of shares for purchase or exchange under any tender or exchange offer which is a Pro Rata Repurchase or the date of purchase with respect to any Pro Rata Repurchase that is not a tender or exchange offer.

                "Series A Directors" means directors of the Company elected by holders of Series A Preferred Stock of the Company voting as a separate class; provided however that commencing at such time as no director elected by holders of Series A Preferred Stock of the Company voting as a separate class continues to serve on the Board of Directors, "Series A Directors" shall be deemed to refer to all directors of the Company.

      Section 11. Notice of Adjustments; Notices. Whenever the Exercise Price or number of shares purchasable hereunder shall be adjusted pursuant to
        Section 10 hereof, the Company shall issue a certificate signed by its Chief Financial Officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Exercise Price and number of shares purchasable hereunder after giving effect to such adjustment, and shall cause a copy of such certificate to be mailed (by first class mail, postage prepaid) to the holder of this Warrant and to the Transfer Agent.

Section 12. Change of Control.

      (a) Exchange Right. In the event of a Trigger Date (as defined in Exhibit A) the Company shall promptly notify the holder of the occurrence thereof. In lieu of the application of Section 10.1(c), the holder may in its sole discretion elect by delivering written notice to the Company together with this Warrant after the occurrence of an Initiation Date (as defined in Exhibit A) to cause the Company to purchase this Warrant, in whole or in part, at a valuation based on a computation of the option value of the Warrant using Black-Scholes option valuation and making the assumptions described in the Black-Scholes methodology described in Exhibit A (the "Exchange Right"). The Company's obligation to purchase this Warrant pursuant to this Section shall be conditioned, and shall occur, upon the consummation of a Change of Control.

      (b) Payment in Common Stock. In the event of a Change of Control, at the election of the Company all or any portion of such purchase price may be paid in Common Stock (valued as set forth in Exhibit A), provided the Company has used its best efforts to ensure that the Common Stock paid in exchange for this Warrant (including any securities issued in respect of such Common Stock in the Change of Control) shall be freely tradable on a national stock exchange or the Nasdaq National Market by the holder pursuant to an effective registration statement under the Securities Act, or pursuant to Rule 144 or Rule 145 under the Securities Act without volume restrictions under applicable securities laws or under contract.

Section 13. Miscellaneous.

      13.1 Governing Law. This Warrant shall be binding upon any successors or assigns of the Company. This Warrant shall constitute a contract under the laws of Delaware and for all purposes shall be construed in accordance with and governed by the laws of said state, without giving effect to the conflict of laws principles.

      13.2 Restrictions. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

      13.3 Attorney's Fees. In any litigation, arbitration or court proceeding between the Company and the holder relating hereto, the prevailing party shall be entitled to reasonable attorneys' fees and expenses incurred in enforcing this Warrant.

      13.4 Amendments. This Warrant may be amended and the observance of any term of this Warrant may be waived only with the written consent of the Company and Warburg or its successor in interest.

      13.5 Notice. Any notice required or permitted hereunder shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by certified mail, postage prepaid and addressed to the party to be notified at the address indicated below for such party, or at such other address as such other party may designate by ten-day advance written notice.

      IN WITNESS WHEREOF, Evolve Software, Inc. has caused this Warrant to be executed by its officer thereunto duly authorized.


Dated:  March         , 2002


                                     EVOLVE SOFTWARE, INC.




                                     By:

                                     Title:



WARRANT HOLDER:

Warburg Pincus Private Equity VIII, L.P.
By Warburg Pincus & Co., as General Partner


By:     ________________________________
        Barry Taylor

Title:  General Partner
        --------------------------------







                      SIGNATURE PAGE TO INVESTMENT WARRANT

                        NOTICE OF EXERCISE OR CONVERSION


To:   Evolve Software, Inc.

      1. (a) The undersigned hereby irrevocably elects to exercise the Warrant, represented by the attached Warrant, to purchase _____________ shares of Common Stock (the "Shares") as provided for therein and upon confirmation from the Company that such shares of Common Stock will be issued, agrees that it will tender in payment for such shares of Common Stock payment of the purchase price in full in the form of a wire transfer of immediately available funds to the order of Evolve Software, Inc. in the amount of $_______, all in accordance with the terms of the Warrant.

           (b) The undersigned hereby irrevocably elects to convert its right to acquire ___________ Shares under the attached Warrant, pursuant to Section
3.2 of the Warrant.

           (c) The undersigned hereby irrevocably elects to exercise the Exchange Right pursuant to Section 12 of the attached Warrant and to cause the Company to purchase the Warrant in accordance with Section 12 thereof.

           [Strike paragraphs that do not apply.]

      2. Except in the case of paragraph (c), above, the undersigned requests that a certificate for such Shares be registered in the name of _______________ whose address is _______________ and that such certificate will be delivered to __________________ whose address is ____________________. If said number of
Shares is less than all of the Shares purchasable hereunder, the undersigned requests that a new Warrant representing the right to purchase the remaining balance of the Shares be registered in the name of ____________ whose address is ____________ and that such warrant will be delivered to ___________ whose address is ______________.

      3 . If the Shares are being acquired for cash, the Shares to be received by the undersigned upon exercise of the Warrant are being acquired for its own account, not as a nominee or agent, and not with a view to resale or distribution of any part thereof, and the undersigned has no present intention of selling, granting any participation in, or otherwise distributing the same. The undersigned further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to the Stock. The undersigned believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Shares.

      4. The undersigned understands that the Shares are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in transactions not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act of 1933, as amended (the "Act"), only in certain limited circumstances. In this connection, the undersigned represents that it is familiar with SEC Rule144, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

      5. The undersigned understands the instruments evidencing the Shares may bear one or all of the following legends:

           (a) "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE144 OF SUCH ACT."

           (b)  Any legend required by applicable state law.



Dated:  ________________
        ________________

      (Insert Employer Identification
      Number of Holder)


                                                Signature ______________________

                                                Note:   Signature must conform
                                                        in all respect to name
                                                        of holder as specified
                                                        on the face of the
                                                        Warrant in every
                                                        particular, without
                                                        alteration or
                                                        enlargement or any
                                                        change whatsoever,
                                                        unless the Warrant has
                                                        been assigned.

                                ASSIGNMENT FORM

                          (To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

         FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to


                                _____________________________________
                                 (Please Print)

whose address is                _____________________________________


                                _____________________________________
                                 (Please Print)




                                                  Dated: ___________, _______.



                                Holder's Signature:  __________________________

                                Holder's Address:    __________________________

                                                     __________________________




NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

                                   Exhibit A:
                               Change of Control

Section 1:  Certain Definitions:

"Trigger Date" shall mean, as determined by the Company, in connection with a Change of Control, the earliest of the following dates: (i) the date of the definitive documentation for such event; (ii) the date the Board of Directors recommends that the stockholders tender their shares into a tender or exchange offer that would result in a Change in Control or (iii) if none of the foregoing has yet occurred, the Initiation Date.

"Initiation Date" shall mean, in connection with any Change of Control, (i) the date that is the later of the date of shareholder or regulatory approval, if such approvals are required, (ii) in connection with a tender or exchange offer, the date that the minimum tender condition and all other material conditions to such offer have been satisfied or (iii) if none of the foregoing has yet occurred, the occurrence of a Change of Control.

Section 2:  Change of Control Pursuant to a Merger or Acquisition

In the event of a Change of Control as a result of a merger or acquisition of the Company, the following terms shall have the meanings set forth below:

 "Acquiror" shall mean the third-party that has entered into such definitive documentation with the Company or that has commenced such a tender or exchange offer

"Acquiror's Share Price" shall mean the average of the Acquiror's closing stock prices for the 10 trading day period immediately preceding the Initiation Date.

"Company Stock Price", for purposes of this Section 2, shall mean the average of the Company's closing stock prices for the 10 trading day period immediately preceding the Initiation Date.

In the event of a Change of Control as a result of a merger or acquisition of the Company, the computation of the value of the Warrant shall use the Black-Scholes calculation methods using the following assumptions:

        1) Volatility of the closing sales price of the Common Stock for the 260-trading day period ending on the Trigger Date as reported by Bloomberg; 2) Dividend Yield of 0.00%; 3) Interest Rate of 5.50%; 4) Exercise price will be the Exercise Price as adjusted and then in effect for the Warrant at the time of the Trigger Date; 5) Term of the Warrant will be the remaining term of the Warrant from the Trigger Date to the stated expiration date of the Warrant; and 6) The underlying security price for purposes of the Black-Scholes model will be calculated as follows:
              a) In the event of an "all cash" deal, the cash per share offered to holders of the Company's Common Stock by the Acquiror; b) In the event of an "all stock" deal:
                   x) in the event of a fixed exchange ratio transaction, the price per share of the Company's Common Stock arrived at by multiplying the Acquiror's Stock Price by the number of Acquiror's shares being offered for 1 share of the Company's Common Stock; y) in the event of a fixed value transaction, the value offered by the Acquiror for 1 share of the Company's Common Stock.
              c) In the event of a transaction contemplating various forms of consideration for each share of the Company's Common Stock, the cash portion, if any, shall be valued as per paragraph a) above; the stock portion shall be valued as per paragraph b) above, and any other forms of consideration shall be valued by the Company in good faith, without applying any discounts to such consideration; provided, that in the event the Company's stockholders are offered a choice of consideration, the value offered per share shall be deemed the aggregate value of all consideration offered for all of the outstanding shares of the Company's Common Stock, divided by the total number of outstanding shares of the Company's Common Stock.

Section 3:  Other Change of Control Events

In all other Change of Control events, the computation of the option value of each Warrant shall use the Black-Scholes calculation methods using the following assumptions:

      1) Volatility of the closing sales price of the Common Stock for the 260-trading day period ending on the Trigger Date as reported by Bloomberg; 2) Dividend Yield of 0.00%; 3) Interest Rate of 5.50%; 4) Exercise price will be the Exercise Price as adjusted and then in effect for the Warrant at the time of the Change of Control Event ; 5) Term of the Warrant will be the remaining term of the Warrant from the Change in Control Event Date to the stated expiration date of the Warrant; and 6) The underlying security price for purposes of the Black-Scholes model will be calculated using the average of the closing market price of the Company's Common Stock for the ten (10) trading days commencing immediately after the date of the Change in Control event (for purposes of this Section 3, "Company Stock Price").

Section 4: Exercisability; Form of Payment

The holder can exercise the Exchange Right at any time during the ten (10) business days following the Initiation Date and the Company shall provide written notice to the holder immediately upon occurrence of the Initiation Date. In the event the Company elects to exchange the Warrant for shares of Common Stock of the Company pursuant to Section 12(b) thereof, the holder will receive that number of shares of Common Stock arrived at by dividing the value of the Warrant, as determined above, by the Company Stock Price, determined in accordance with Section 2 or Section3, as applicable.

Section 5: General

Upon a calculation of the value of the Warrant based on the Black-Scholes computations above, such value will not be discounted in any way. If the holder disputes the valuation of the Warrant, the Company and the holder will choose a mutually agreeable investment banking or appraisal firm to compute the valuation of the Warrant using the guidelines above, and such valuation shall be final. The fees and expenses of such firm shall be borne equally by the Company and the holder.